February 10, 2012

VIA EDGAR AND FACSIMILE (703-813-6984)

Ms. Jennifer Monick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forest City Enterprises, Inc. Form 10-K for fiscal year ended January 31, 2011 Filed on March 30, 2011 Form 10-Q for the period ended October 31, 2011 Filed on December 8, 2011 File No. 1 - 4372

Dear Ms. Monick:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated January 27, 2012 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) to the above-referenced filings (the “Comment Letter”). The Comment Letter requested that the Company respond to the Staff’s comments within ten business days (February 10, 2012) or advise the Staff of the date by which the Company intended to respond.

This letter confirms a telephone conversation between Charles D. Obert (the Company’s Chief Accounting Officer), Geralyn M. Presti (the Company’s General Counsel), and a member of the Staff, Mr. Mark Rakip, whereby the Company notified Mr. Rakip of its intention to respond to the Comment Letter by February 24, 2012 and such extension of time to respond was acknowledged and approved.

If you have any questions with respect to this letter or the extension, please feel free to contact the undersigned at 216-621-6060.

Sincerely,

/s/ Robert G. O’Brien

Robert G. O’Brien

Executive Vice President and Chief Financial Officer

Forest City Enterprises, Inc., Legal Department, Terminal Tower, 50 Public Square, Suite 1360, Cleveland, Ohio 44113-2267

Phone (216) 621-6060     Fax (216) 263-6206